

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 3, 2008

Mr. Wayne Doss
President, Chief Executive Officer &
Chief Financial Officer
Nova Natural Resources Corp.
2000 NE 22nd Street
Wilton Manors, FL 33305

>   **Re: Nova Natural Resources Corp.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Filed March 14, 2008**
>   **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
>   **Filed May 15, 2008**
>   **Response Letter Dated September 15, 2008**
>   **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
>   **Filed September 30, 2008**
>   **File No. 000-15078**

Dear Mr. Doss:

        We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

>   Sincerely,

>   Jill Davis
>   Branch Chief